FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of April 26, 2012

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes       No ✓

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' press release announcing that has accomplished Confab delisting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2012

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Accomplishes Confab Delisting

Luxembourg, April 24, 2012 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announced that, at the auction for its delisting tender offer to acquire all of the ordinary and preferred shares held by the public in its Brazilian subsidiary Confab Industrial S.A., or Confab, first announced on January 18, 2012, a total of 216,269,261 Confab shares were tendered. As a result, Tenaris attained the requisite threshold to delist Confab from the São Paulo Stock Exchange.

The final cash price paid in the auction was Brazilian reais, or BRL, 5.90 per ordinary or preferred share (or approximately US$3.14 per ordinary or preferred share). Subsequent to the auction, Tenaris acquired 6,070,270 additional Confab shares in the market at the same price. Tenaris’s total investment in Confab shares pursuant to these transactions amounts to BRL1,311.8 million, or approximately US$697.4 million.

Upon settlement of the offer and the subsequent purchases on April 26, 2012, Tenaris will hold in the aggregate approximately 95.9% of Confab.

Under applicable Brazilian rules, the remaining holders of Confab shares will have the option to sell their shares to the offeror at the same price paid to the tendering shareholders (adjusted by Brazil’s SELIC rate) at any time during the 90-day period following April 23, 2012. In addition, Confab will have the right to redeem the remaining shares at the same price paid to the tendering shareholders (adjusted by Brazil’s SELIC rate); upon completion of such redemption, Confab will become a wholly-owned subsidiary of Tenaris.

The aggregate amount payable for the remaining Confab shares (currently totaling 16,617,646 shares, or approximately 4.1% of Confab’s share capital) will be approximately BRL98 million, or approximately US$52.1 million.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.